RAIT Financial Trust

Two Logan Square

100 N. 18th Street, 23rd Floor

Philadelphia, PA 19103

April 24, 2018

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attn: Jennifer Monick, Assistant Chief Accountant

Office of Real Estate and Commodities

Re:	RAIT Financial Trust

Form 10-K for the year ended December 31, 2017

Filed March 16, 2018

File No. 1-14760

Dear Ms. Monick:

On behalf of RAIT Financial Trust (“RAIT”), this letter is to respond to your comment letter dated April 12, 2018 concerning the above-referenced filing. For your convenience, we first restate your comment in italics and then provide RAIT’s response.

Cash Available for Distribution, page 63

1. We note your adjustment for origination fees and other deferred items to arrive at cash available for distribution. Please tell us and revise your disclosure to clarify the nature of this adjustment and to address why you believe the inclusion of this item provides useful information to investors. Refer to Item 10(e) of Regulation S-K. We may have further comment.

Response: The adjustment for origination fees and other deferred items (1) removes the effects of the deferral of origination fees in arriving at cash available for distribution and (2) removes the effects of the amortization of debt issuance costs, discounts, premiums and other basis adjustments to our assets and liabilities in arriving at cash available for distribution.  These adjustments are made to cash available for distribution, or CAD, to demonstrate the operating earnings capability of RAIT on a cash basis.

Beginning in 2018, RAIT is no longer planning to report CAD in future periods as a result of recent changes in its business which have been disclosed in our Form 10-K for the year ended December 31, 2017.  As a result of those changes, RAIT has determined that CAD does not currently provide useful information to investors. However, because RAIT used CAD as a target level in a compensation plan for certain of its executive officers in 2017, RAIT expects to report its 2017 CAD in the Compensation Discussion and Analysis or other parts of RAIT’s 2018 proxy statement and in such disclosure in an amendment to its 2017 annual report on Form 10-K under Part III, Item 11. Executive Compensation.

If and to the extent that RAIT were to resume reporting CAD in future periods, RAIT will revise its description of CAD in future filings as follows (changes are underlined and in italics):

Cash available for distribution, or CAD, is a non-GAAP financial measure. We believe that CAD provides investors and management with a meaningful indicator of operating performance. Management also uses CAD, among other measures, to evaluate profitability and our board of trustees considers CAD in determining our quarterly cash distributions. We also believe that CAD is useful to investors because it adjusts for a variety of noncash items (such as depreciation and amortization, equity-based compensation, provision for loan losses and non-cash interest income and expense items, including the amortization of each of the following: discounts, premiums, debt issuance costs, and other basis adjustments to our assets and liabilities) and also reflects origination fees as CAD in the period in which they were received.

Consolidated Statement of Operations, page 79

2.

Please tell us how you determined it was unnecessary to record provision for loan losses immediately after net interest margin on the face of your income statement. Please refer to Rule 9-04 of Regulation S-X and SAB Topic 11K.

Response: As a REIT that has engaged in lines of business other than lending, including ownership of a significant portfolio of real estate assets, RAIT has not previously followed all of the guidelines under Article 9 of Regulation S-X.  In December 2012, RAIT received a similar comment from the Division of Corporation Finance regarding presentation requirements under Article 9 of Regulation S-X.  The resolution of that comment was for RAIT to utilize a net interest income presentation, which RAIT proceeded to do in its next filing.  The resolution of that comment did not specifically address the presentation of provision for loan losses.  RAIT’s consolidated statement of operations has generally followed the guidelines under Article 5 of Regulation S-X for commercial companies with certain adjustments such as those contemplated by our previous comment from the Division of Corporate Finance and SAB Topic 11K (e.g., a “net interest income” presentation).  RAIT believes its presentation is consistent with a number of its peer companies, which present net interest margin within revenues and provision for loan losses within operating expenses (or below operating expenses).  These peer companies appear to follow a similar approach to RAIT with respect to the presentation of their statement of operations (i.e., the Article 5 guidelines are primarily used with certain adjustments as deemed relevant and meaningful). RAIT believes that comparability amongst peers is meaningful to users of financial statements.

Please let us know if you would like to further discuss our responses.

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If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (215) 207-2100.

Very truly yours,

/s/ Alfred J. Dilmore
Name:	Alfred J. Dilmore
Interim Chief Financial Officer, Interim Treasurer and Chief Accounting Officer